Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

理 想 汽 車

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2015)

VOLUNTARY ANNOUNCEMENT

MARCH 2022 DELIVERY UPDATE AND BUSINESS UPDATE

On April 1, 2022 (U.S. Eastern Time), Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), an innovator in China’s new energy vehicle market, today announced that the Company delivered 11,034 Li ONEs in March 2022, up 125.2% year over year. This took the Company’s first quarter deliveries to 31,716, representing a 152.1% year-over-year increase. The cumulative deliveries of Li ONE reached 155,804 since the vehicle’s market debut in 2019.

“We will unveil our world-class flagship smart SUV L9 for family users on April 16. The L9 features our fully self-developed range extension system, chassis control system, and central vehicle domain controller, empowering its outstanding dynamic performance and drivability. Additionally, the L9 offers luxurious seats, a high-performance audio system, and an all-new three-dimensional interactive setting, providing our users with an industry-leading intelligent interactive experience. By adopting advanced autonomous driving sensors and a computing platform within its standard configuration, both typically found in vehicles priced over a million Renminbi, the L9 is capable of all-scenario Navigation on ADAS (NOA), creating a safer, more convenient, and more comfortable experience for family users.” Yanan Shen, co-founder and president of Li Auto, commented. “Our overall production has been affected by the shortage of certain auto parts resulting from the resurging COVID-19 cases recently in the Yangtze Delta region. We continue to take measures to ensure supply and safeguard production, aiming to shorten the waiting time of delivery to our users.”

As of March 31, 2022, the Company had 217 retail stores in 102 cities, as well as 287 servicing centers and Li Auto-authorized body and paint shops operating in 211 cities.

Update on the Company’s Contractual Arrangements

Reference is made to the Company’s prospectus dated August 3, 2021 (the “HK Prospectus”) in relation to the Company’s Contractual Arrangements. Unless otherwise defined, capitalised terms used herein shall have the same meanings as those defined in the HK Prospectus. According to the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2021 Version) 《(外商投資準入特別管理措施（負面清單）（2021年版）》) issued by the NDRC and the Ministry of Commerce of the PRC, which took effect on January 1, 2022, passenger vehicle manufacturing is no longer subject to any foreign investment restrictions. In light of such regulatory development, the Company has completed a reorganization in respect of Chongqing Lixiang. As of the date of this announcement, Chongqing Lixiang has become an indirect wholly-owned subsidiary of the Company and is no longer subject to the Contractual Arrangements.

About Li Auto Inc.

Li Auto Inc. is an innovator in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is to create homes on the move that bring happiness to the entire family (“創造移動的家，創造幸福的家”). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer to successfully commercialize extended-range electric vehicles in China. Its first model, Li ONE, is a six-seat, large premium smart electric SUV. The Company started volume production of Li ONE in November 2019 and released the 2021 Li ONE in May 2021. The Company leverages technology to create value for its users. It concentrates its in-house development efforts on its proprietary range extension system, next-generation electric vehicle technology, and smart vehicle solutions. Beyond Li ONE, the Company will expand its product line by developing new vehicles, including BEVs and EREVs, to target a broader consumer base.

For more information, please visit: http://ir.lixiang.com.

Shareholders and potential investors are advised to exercise caution when dealing in the securities of the Company.

By order of the Board
Li Auto Inc.
Xiang Li
Chairman

Hong Kong, April 1, 2022

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Li Auto may also make written or oral forward- looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles, Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this announcement is as of the date of this announcement, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

As of the date of this announcement, the board of directors of the Company comprises Mr. Xiang Li, Mr. Yanan Shen, and Mr. Tie Li as executive directors, Mr. Xing Wang and Mr. Zheng Fan as non-executive directors, and Mr. Hongqiang Zhao, Mr. Zhenyu Jiang, and Prof. Xing Xiao as independent non-executive directors.

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